SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

CALENDAR OF CORPORATE EVENTS

Company	Gafisa S.A.
Address (Headquarters):	Av. Nações Unidas 8501 – 19th floor – São Paulo SP ZIP CODE 05425-070
Website:	http://www.gafisa.com.br
Investor Relations Officer	Name: Alceu Duílio Calciolari
E-mail: ri@gafisa.com.br
Phone: (11) 3025-9305
Fax: (11) 3025-9348
Investor Relations Manager	Name: Luiz Maurício de Garcia Paula
E-mail: lmgarcia@gafisa.com.br
Phone: (11) 3025-9297
Fax: (11) 3025-9348
Newspapers in which the Company’s corporate documents are published	O Estado de São Paulo (São Paulo) Diário Oficial do Estado de São Paulo
The Company is subject to arbitration under the Arbitration Chamber of the market, in accordance with the commitment clause in its Bylaws.

Consolidated Financial Statements for the fiscal year ended December 31, 2009
EVENT	DATE
Availability to Shareholders	02/08/2010
Publication Date	02/08/2010
Filing at BOVESPA	02/08/2010

Standardized Financial Statements (DFP) for the fiscal year ended December 31, 2009
EVENT	DATE
Filing at BOVESPA	02/08/2010

Annual Financial Statements and Consolidated Financial Statements, in accordance with international financial standards, for the fiscal year ended December 31, 2009 (US GAAP)
EVENT	DATE
Filing at BOVESPA	03/11/2010

Payments to shareholders for the fiscal year ended 12/31/2009
Payment	Event - Date	Amount (R$)	Value R$/Share	Payment Date
Common Stock
Dividends	Ordinary Shareholders´ Meeting 04/23/2010	To be defined by the board of directors	To be defined by the board of directors	To be defined by the board of directors

1

Annual Information (IAN) for the fiscal year ended December 31, 2009
EVENT	DATE
Filing at BOVESPA	02/09/2010

Quarterly Information (ITR)

EVENT	DATE
Filing at BOVESPA
Q1’10 (after market closes)	04/30/2010
Q2’10 (after market closes)	07/30/2010
Q3’10 (after market closes)	10/29/2010

Quarterly Information either in English or in accordance with international standards

EVENT	DATE
Filing at BOVESPA
Q1’09 (after market closes)	05/28/2010
Q2’09 (after market closes)	08/30/2010
Q3’09 (after market closes)	11/29/2010

Extraordinary and Ordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	03/23/2010
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	03/22/2010
Annual Shareholder’s Meeting	04/23/2010
Filing of the main resolutions of the Extraordinary and Ordinary Shareholders’ Meeting at the BOVESPA.	04/23/2010
Filing of the Minutes of the Extraordinary and Ordinary Shareholders’ Meeting at the BOVESPA	04/23/2010

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Second Call Notice	09,12 and 01/13/2010
Filing of the Second Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	01/08/2010
Extraordinary Shareholders’ Meeting	02/10/2010
Filing of the main resolutions of the Extraordinary Shareholders’ Meeting at the BOVESPA.	02/10/2010
Filing of the Minutes of the Extraordinary Shareholders’ Meeting at the BOVESPA	02/10/2010

Debenture Holders General Meeting

EVENT	DATE
Publication of the Call Notice
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available
Debenture Holders General Meeting – 4th Debenture Issue
Filing of the main resolutions of the Debenture Holders General Meeting at the BM&FBOVESPA
Filing of the Minutes of the Debenture Holders General Meeting at the BOVESPA

2

Public Meetings with Analysts

EVENT	DATE
Public Meeting with Analysts, open to any interested parties. Time and Venue to be defined	November

Scheduled Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting resolving on the price of the offering	03/23/2010
Filing of the main resolutions of the Board of Directors’ Meeting at the BM&FBOVESPA	03/23/2010
Filing of the Minutes of Board of Directors’ Meeting at the BM&FBOVESPA	03/24/2010

Scheduled Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting resolving on the verification of the offering	03/24/2010
Filing of the main resolutions of the Board of Directors’ Meeting at the BM&FBOVESPA	03/24/2010
Filing of the Minutes of Board of Directors’ Meeting at the BM&FBOVESPA	03/25/2010

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer